Filed Pursuant to Rule 424(b)(3)

Registration No. 333-266294

PROSPECTUS SUPPLEMENT NO. 6

(To the Prospectus dated September 21, 2022)

Up to 15,306,122 Ordinary Shares

This prospectus supplement supplements the prospectus, dated September 21, 2022 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-266294). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2022 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale of up to 15,306,122 Ordinary Shares, $0.01 nominal value per share (the “Ordinary Shares”), by YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”). The shares included in the Prospectus consist of Ordinary Shares that we may, in our discretion, elect to issue and sell to Yorkville, from time to time after the date of the Prospectus, pursuant to a standby equity purchase agreement we entered into with Yorkville on April 18, 2022 (the “SEPA”), in which Yorkville has committed to purchase from us, at our direction, up to $150,000,000 of our Ordinary Shares, subject to terms and conditions specified in the SEPA.

The Ordinary Shares are listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “ALVO.” On November 30, 2022, the closing price of the Ordinary Shares on Nasdaq was $6.30. The Ordinary Shares are also listed on the Nasdaq First North Growth Market (“Nasdaq First North”) under the symbol “ALVO.”

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are a “foreign private issuer” under applicable SEC rules and an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 and are eligible for reduced public company disclosure requirements.

You should read the Prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Investing in our securities involves risks. See “Risk Factors” beginning on page 11 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 6 is December 1, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2022

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On November 30, 2022, Alvotech announced that it had submitted its application to Nasdaq Iceland for admission of its shares for trading on the Nasdaq Iceland Main Market. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

On December 1, 2022, Alvotech announced changes to its leadership team. The press release is furnished as Exhibit 99.2 to this Report on Form 6-K.

On December 1, 2022, Alvotech announced that Alvotech will enter into Restricted Share Unit agreements with certain key employees, executives, and directors of the Company. The announcement is furnished as Exhibit 99.3 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 30, 2022.

99.2	Press Release dated December 1, 2022.

99.3	Announcement dated December 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date: December 1, 2022	By:	/s/ Tanya Zharov
Name: Tanya Zharov
Title: Deputy Chief Executive Officer

Exhibit 99.1

Alvotech submits its application for admission of the company’s shares to trading on Nasdaq Iceland Main Market

Alvotech S.A. (“Alvotech”) has submitted its application to Nasdaq Iceland for admission of its shares for trading on the Nasdaq Iceland Main Market under the ticker symbol “ALVO”. The application awaits approval from Nasdaq Iceland.

Alvotech’s shares are currently listed on the Nasdaq Stock Market in the U.S. and on the Nasdaq First North Growth Market under the ticker symbol “ALVO”. Alvotech’s shares were admitted to trading in the U.S. on June 16, 2022 and in Iceland on June 23, 2022.

On 12 August 2022, Alvotech announced that the Board of Directors had approved a plan to move its share listing to the Nasdaq Main Market in Iceland.

For further information contact

Alvotech Investor Relations and Global Communication

Benedikt Stefansson

alvotech.ir[at]alvotech.com

Exhibit 99.2

Alvotech Announces Changes to its Leadership Team

•	Hafrun Fridriksdottir, previously Executive VP and Head of Global R&D at Teva, will become Chief Operating Officer

•	Mark Levick has decided to step down as Chief Executive Officer and Robert Wessman, Executive Chairman and founder, will become CEO

•	Changes to the leadership team are effective January 1, 2023

REYKJAVIK, ICELAND (December 1, 2022) — Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced changes to its leadership team. Mark Levick, Chief Executive Officer has decided to step down and Robert Wessman, Executive Chairman and founder will become CEO, leading the next phase of growth. Hafrun Fridriksdottir, previously Executive Vice President and Head of Global R&D at Teva, has been appointed Chief Operating Officer. Changes to the leadership team are effective January 1, 2023.

“We continue positioning Alvotech for growth, as we transition from R&D and building an end-to-end biosimilars platform, to the next phase of commercial operations, with manufacturing scale-up and sales in multiple global markets,” said Robert Wessman, Executive Chairman and founder of Alvotech. “I am thrilled to welcome Hafrun, who is recognized for her strong leadership in the pharma business, to our team. I also want to thank Mark for his contribution to Alvotech’s growth and am excited to benefit from his expertise going forward as head of our scientific advisory board.”

“I am grateful to have been a part of the Alvotech story during an exciting time for the company,” Mark Levick said. “I had the privilege of working with extremely committed and talented colleagues across the entire team, establishing Alvotech as a commercial company and improving patient access to biologic medicines. This was the highlight of my career in pharma.”

Robert Wessman will assume the role of Chief Executive Officer of Alvotech, in addition to his current role as Executive Chairman of the Board of Directors. Mr. Wessman founded Alvotech in 2013 and has served as Chairman of the Board of Directors since 2019. Prior to founding Alvotech, Mr. Wessman as CEO led Actavis and grew it into a global generics company. He then founded Alvogen, transforming it from a US CMO into a global generics company and has served as Alvogen’s CEO and Chairman. Mr. Wessman is also a founding partner of the Aztiq Group. He has a BS degree in Business Administration from the University of Iceland.

Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
102 Reykjavík, Iceland		www.alvotech.com

Hafrun Fridriksdottir served as the Executive Vice President and Head of Global R&D at Teva from 2017 until earlier this year. She also led Global Generic R&D for Allergan, previously Actavis, until the company merged with Teva in 2016. At Teva, Dr. Fridriksdottir was responsible for all global development activities, including innovative medicines, biosimilars and generics. In her role she was managing a pipeline of over 1,000 generic products, as well as dozens of biosimilars and number of innovative medicines. She lead 3,500 employees worldwide in discovery, development, pharmacovigilance, medical affairs and regulatory affairs. Dr. Fridriksdottir holds a PhD in Physical Pharmacy from the University of Iceland. She has been a strong advocate for diversity and equal opportunity in pharma and was recognized earlier this year by the Association of Icelandic Women in Business (FKA) for her work on motivating and supporting women in business.

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Forward Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding future growth and performance, competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current

Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
102 Reykjavík, Iceland		www.alvotech.com

expectations include, but are not limited to: (1) changes in applicable laws or regulations; (2) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (3) Alvotech’s estimates of expenses and profitability; (4) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (5) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (6) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (7) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (8) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (9) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (10) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (11) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (12) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (13) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (14) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; (15) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, war in Ukraine and global geopolitical tension, and the ongoing and evolving COVID-19 pandemic on the Company’s business, financial position, strategy and anticipated milestones; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

CONTACTS

Alvotech Investor Relations and Global Communications

Benedikt Stefansson

alvotech.ir[at]alvotech.com

Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
102 Reykjavík, Iceland		www.alvotech.com

Exhibit 99.3

Alvotech

Société anonyme

Registered office: 9, rue de Bitbourg, L-1273 Luxembourg

R.C.S. Luxembourg: B258884

Alvotech: Restricted share unit agreements

The Remuneration Committee of Alvotech decided today to authorize the company to enter into restricted share unit agreements (“RSU Agreements”) with certain key employees, executives and directors (“Directors and Key Employees”) and other employees that are employed full-time as of December 1, 2022 (“Alvotech Employees”) and, together with Directors and Key Employees, (“Participants”). Subject to the terms and conditions of the RSU Agreements, Alvotech will grant the Participants restricted share units (“RSUs”) that may be settled in ordinary shares of Alvotech (“Ordinary Shares”). If all RSUs vest and are exchanged for Ordinary Shares, the combined grants may result in an aggregate of 8,368,571 Ordinary Shares, which constitutes 3.03% of Alvotech´s share capital, subject to terms and conditions of the RSU Agreements.

In June 2022 Alvotech´s shareholders’ meeting approved a management incentive plan (the “Management Incentive Plan”) which constituted 5.79% of the company´s fully diluted share capital. The Management Incentive Plan authorizes the grant of share-based incentives, such as stock options, stock appreciation rights, restricted shares, restricted share units, performance shares, stock awards, or any combination of the foregoing. The RSUs are granted based on this authority and the grant utilizes 49.81% of the Management Incentive Plan.

The RSU Agreements to be entered into are pursuant to the Management Incentive Plan, which sets forth an incentive program to assist the company in attracting, retaining and compensating talented executives and certain key employees, officers, directors and consultants of the Alvotech group in a competitive and dynamic market, motivating executives to help the company to achieve the best possible financial and operational results, providing reward opportunities consistent with Alvotech group’s performance on a short and long-term basis and promoting the creation of long-term value for shareholders of the company by closely aligning the interest of the Participants with those of the company. The terms and conditions of the RSU Agreements are in line with the Management Incentive Plan approved on June 13, 2022, as stipulated in Alvotech’s Company Description, dated June 21, 2022, with a supplement, dated June 22, 2022.

The key terms of the RSU Agreements are:

•	Each vested restricted share unit grants a right to one (1) Ordinary Share, to be delivered on the delivery date or dates specified in the RSU Agreements.

•	RSUs do not give rights to any dividend, other payment, or other shareholder rights, until the RSUs are settled in Ordinary Shares.

•

Restricted share units granted to Directors and Key Employees will generally vest over a four-year period, with a cliff ending on twelve (12) months from the vesting start dates, as stipulated in the RSU Agreements.

•	Restricted share units granted to Alvotech Employees will vest on 1 December 2023.

•	Vested restricted share units will be settled with allocation by Alvotech of Ordinary Shares, equal to the number of restricted share units, subject to vesting conditions.

•

If a Participant’s employment or service, as applicable, with the Alvotech group is terminated for any reason prior to the vesting of the Participant’s RSUs, (i) all vesting of the Participant’s RSUs shall cease, (ii) the Participant’s unvested RSUs shall be forfeited for no consideration as of the date of termination, and (iii) the Participant’s RSUs that have vested as of the date of termination will be delivered on the delivery date or dates specified in the RSU Agreements.

•	The number of Participants covered by the grant as of December 1, 2022, is approximately 920.

For further information

Alvotech Investor Relations and Global Communication

Benedikt Stefansson

alvotech.ir[at]Alvotech.com